INTERIM REPORT Q1 2018

COM HEM

# INTERIM REPORT JANUARY-MARCH 2018

## LAYING THE FOUNDATION FOR FUTURE GROWTH

FIRST QUARTER SUMMARY 2018

**Revenue** increased by 1.6% to SEK 1,784m for the Group, with Com Hem Segment increasing by 4.0% to SEK 1,374m.

**Operating profit (EBIT)** of SEK 222m, compared to SEK 232m in previous year affected by higher level of items affecting comparability.

**EBITDA** declined by 0.7% to SEK 702m due to SEK 29m higher items affecting comparability related to merger process with Tele2 and reorganisation of our product, marketing and commercial departments to align the organisation with the future way of working in a converged market.

**Underlying EBITDA** increased by 3.6% to SEK 738m for the Group, with Com Hem Segment increasing by 5.2% to SEK 661m.

**Cash flow from operating activities** decreased by 4.2% to SEK 533m mainly due to timing of interest payments on senior notes.

**Operating free cash flow** decreased by 1.1% to SEK 438m for the Group due to higher capex, with Com Hem Segment increasing by 3.8% to SEK 418m.

**Net result** declined by SEK 10m to SEK 110m due to higher items affecting comparability.

**Earnings per share:** SEK 0.62 (0.65).

**Com Hem Segment operational update:**
- Unique consumer subscribers rose by 4,000 to record high 987,000.
- Continued volume growth in broadband, up 7,000 to record high 757,000 RGUs.
- Digital TV RGU's declined by 1,000 to 653,000 negatively affected by price adjustments while TiVo customers increased by 3,000 (penetration rate of 41%).
- Consumer ARPU of SEK 371 (SEK 373 in Q4 2017) due to seasonality effects and structural decline in fixed telephony.
- Consumer churn of 14.8% (13.6% in Q4 2017) negatively affected by price adjustments.

**Boxer Segment operational update:**
- Churn remained elevated due to price increases, 19.3% (19.4% in Q4 2017).
- Record high consumer ARPU of SEK 304 (SEK 301 in Q4 2017).
- 4,000 broadband RGUs were added in the quarter.
- Decline in unique consumers of -9,000 compared to -12,000 in Q4 2017.
- Decline in RGUs of -7,000 compared to -8,000 in Q4 2017.

**Now reaching 2.9m addressable households:**
- Group footprint now at 2.9 million addressable households (2.8m in Q4 2017).
- Well on track to reach target of 3 million addressable households.
- Boxer's fibre footprint is now at 1,200,000 addressable households including roughly 200,000 which do not overlap with the Com Hem Segment.

**Shareholder remuneration:**
- Com Hem repurchased shares for SEK 199m in the quarter, representing 0.8% of outstanding shares as of March 31, with a leverage ratio of 3.7x (3.6x at December 31, 2017).
- The AGM in March resolved to increase the cash dividend by 50% to SEK 6.00 per share (SEK 4.00 in 2017). The first payment of SEK 3.00 was given to shareholders in March and the next payment is scheduled for early July.

**Financial key metrics**[1]

| | JAN-MAR/Q1 | | | JAN-DEC |
|---|---|---|---|---|
| | 2018 | 2017 | Change | 2017 |
| Revenue, SEKm | 1,784 | 1,757 | 1.6% | 7,136 |
| Operating profit (EBIT), SEKm | 222 | 232 | -4.2% | 912 |
| EBITDA, SEKm | 702 | 707 | -0.7% | 2,855 |
| EBITDA margin,% | 39.3 | 40.2 | -0.9 p.p. | 40.0 |
| Underlying EBITDA, SEKm | 738 | 712 | 3.6% | 2,926 |
| Underlying EBITDA margin, % | 41.3 | 40.5 | 0.8 p.p. | 41.0 |
| Net result for the period, SEKm | 110 | 120 | -8.1% | 461 |
| Earnings per share, SEK | 0.62 | 0.65 | -4.6% | 2.55 |
| Capex, SEKm | 300 | 269 | 11.4% | 1,138 |
| Capex as % of revenue | 16.8 | 15.3 | 1.5 p.p. | 16.0 |
| Cash flow from operating activities, SEKm | 533 | 557 | -4.2% | 2,557 |
| Operating free cash flow, SEKm | 438 | 443 | -1.1% | 1,788 |
| Net debt at end of period, SEKm | 10,994 | 10,626 | 3.5% | 10,488 |
| Net debt/Underlying EBITDA LTM, multiple | 3.7x | 3.7x | -0.0x | 3.6x |

[1] See page 22 for definitions of financial key metrics and Alternative Performance Measures (APM).
The figures in this report refer to the first quarter of 2018 unless otherwise stated. Figures in brackets refer to the corresponding period last year.

2 Interim Report Q1 | January-March 2018

LAYING THE FOUNDATION FOR FUTURE GROWTH
The first quarter was a strong beginning of a pivotal year for Com Hem with successfully implemented price adjustments in both Com Hem and Boxer and the launch of two new TV products which we believe will secure our TV business for the long run. We made progress on the footprint expansion programme, now reaching 2.9m of the 3.0m targeted addressable households. The RGU decline in Boxer was almost halved compared to one year ago giving us comfort that the alignment of Boxer with the Group’s more-for-more strategy is working.
Product improvements lay foundation for full year growth in the Com Hem Segment
On the back of product improvements in 2017 such as additional TV-channels and on demand content as well as broadband speed upgrades, price adjustments in the Com Hem Segment were successfully implemented in the quarter. Since the price adjustment was larger than previous years the corresponding churn was also higher than usual in the quarter with an increase to 14.8% from 13.6% in Q4 2017, in-line with expectations. We expect churn to decrease into Q2 2018. However, due to a change in our customer cancellation procedures which helps us generate more revenue, we will see a small effect on churn related to price adjustments in Q2 2018 as well.
Our customer base grew by 4,000 in the segment while the number of RGUs was flat compared to Q4 2017 as an increase of 7,000 broadband RGUs was offset by a decline of 1,000 digital TV RGUs and 6,000 fixed telephony RGUs. Our TiVo base grew by 3,000 customers, (now 41% of our DTV base). The blended consumer ARPU declined by SEK 2 compared to Q4 2017 to SEK 371, similar to the ARPU decline last year in Q1, due to seasonality effects and the structural decline in the fixed telephony business. Similar to last year we expect ARPU to increase in Q2 2018 as the price adjustments take full effect. Operational KPIs for the quarter were affected by timing of a landlord contract which we did not renew. As this affected about 2,000 unique customers, digital TV net adds would have been roughly flat and broadband net adds would have been closer to the regular quarterly run rate, excluding the effect of the contract. Within B2B we saw a decline in revenue, down 10.6% (SEK 8m) compared to Q1 2017, as we focus on the OnNet broadband business which grew by 25.3% compared to Q1 2017.
Addressable households reach 2.9 million
We made further progress in our network expansion programme with the Group now connected to 2.9 million addressable households, 200,000 of which are unique to Boxer. Since the start of the footprint expansion less than two years ago, the Group has increased its footprint by 45% and we remain confident that we can reach our target of at least 3.0m households, which constitutes an increase of 50% from before the SDU expansion and the Boxer acquisition.
3 Interim Report Q1 | January-March 2018
Aligning Boxer with the more-for-more strategy
We continue to see positive momentum in Boxer with an additional 4,000 broadband RGUs added in the quarter and ARPU reaching another record high of SEK 304 due to increased dual penetration and price adjustments. Price adjustments were successfully implemented in the Boxer TV customer base and we saw the majority of the effect on both ARPU and churn within the quarter. We expect churn to approach normalized levels in Q2 with the exception of a potential one-off effect related to an ongoing Boxer-specific content negotiation. In spite of the price adjustments the decline in unique subscribers and RGUs of 9,000 and 7,000 respectively were almost half of what we saw one year ago between Q4 2016 and Q1 2017. Boxer’s fibre footprint increased from 1,100,000 to 1,200,000 addressable households in Q1 including roughly 200,000 which do not overlap with the Com Hem Segment.
In February, Boxer reached RGU neutrality for the first time since the acquisition. While this is largely because of increased demand for Boxer TV during the Olympics and is not yet a sustainable trend it is an indication that the alignment of Boxer with the Group’s more-for-more strategy is working. The improvement in Boxer has so far been achieved through expansion of the fibre footprint, increased marketing and operational efficiency without significant product improvements or full integration of the business. We are pleased with the results so far and see further potential in this asset once the IT integration is completed next quarter and the TV Hub is introduced to Boxer customers. The work so far to establish Boxer as a broadband-led TV operator in the newly acquired SDU fibre footprint has laid the foundation for Boxer to eventually be able to fully capitalize on the operational advantages of being part of the Com Hem Group with more efficient systems, sales and marketing as well as product portfolio.
Taking steps to solidify our leadership in a changing TV market
In a rapidly growing TV market where consumption is shifting from traditional linear content delivered through a TV box toward on demand content streamed to multiple devices directly over the internet, it is important for a TV distributor to adapt. In order to secure our position as the leading Swedish TV provider and capitalize on these market trends we have in the beginning of April launched two new exciting TV-products; our next generation TV-platform – the TV Hub, and our own standalone boxless SVOD service—ComBo.
The TV Hub, which is now our main TV-offering alongside TiVo, is compatible with all our infrastructures and will be available to both Com Hem and Boxer customers. It is based on the Android ecosystem allowing cost-efficient development, quick and flexible updates, and gives customers access to third-party applications. The user interface is designed to give easy access to non-linear content with improved search and customization features, offering a significantly better way of watching OTT and on demand content without compromising the linear television experience.
ComBo, which was developed in-house alongside the TV Hub is Com Hem’s first step as a provider of a boxless SVOD service. Given our scale as an aggregator of video content, an OTT service is a natural next step for Com Hem as we can leverage our ability to bundle the best on demand content and deliver it to consumers who live within our footprint but are not necessarily traditional TV consumers. This opens up a completely new segment in the market for Com Hem and could potentially be a significant growth driver over time. We do not expect this to materially affect our near-term growth but it will allow us to tweak the functionality, content and sales channels to eventually develop ComBo into a standalone off-network TV service, catering to a much larger potential customer base. It constitutes another puzzle piece to make the upcoming merger with Tele2 even more attractive by combining a high quality mobile network and a large mobile customer base with an on-the-go video service.
With these new services we can offer something to every type of video consumer in the market. Whether you prefer a traditional linear TV experience or a more modern on demand-centric service with or without hardware you can now find it in the Com Hem product portfolio. Given the significantly lower cost of these new services we are able to let the customer pick freely among the TV services while Com Hem generates similar amount of cash regardless of which service the customer chooses. We believe that the freedom to choose will make customers happier, make them stay longer and thereby secure resilient long term growth for our TV business.
Steady financial growth for the Group
The Com Hem Group increased revenue by 1.6% to SEK 1,784m with a growth of 4.0% in the Com Hem Segment, offset by a 5.9% decline in Boxer. Underlying EBITDA increased by 3.6% to
SEK 738m for the Group with a 5.2% growth in the Com Hem Segment. Group EBITDA declined by 0.7% to SEK 702m due to a higher level of items affecting comparability from costs associated with advisory fees in connection to the merger with Tele2 as well as costs relating to reorganisation of our product, marketing and commercial departments to align the organisation with the future way of working in a convergent market. Group capex which is front-end loaded this year primarily due to spending on CPEs, and the system integration of Boxer amounted to SEK 300m in the quarter compared to SEK 269m in Q1 2017. Operating free cash flow decreased by 1.1% for the Group due to higher capex, while operating free cash flow in the Com Hem Segment increased by 3.8%.
The AGM in March resolved to increase the cash dividend by 50% to SEK 6.00 per share (SEK 4.00 in 2017). The first payment of SEK 3.00 was given to shareholders in March and the next payment is scheduled for early July. In addition, Com Hem repurchased shares for SEK 199m during the quarter, representing 0.8% of outstanding shares as of March 31 with a leverage ratio of 3.7x LTM Underlying EBITDA. Due to the upcoming merger with Tele2, there will be no further buybacks.
Looking ahead
We look forward to another exciting year for Com Hem. Not only are we entering the next chapter of growth through the expected merger with Tele2 later this year, we are also taking our main growth drivers to the next level. This year we rollout DOCSIS 3.1 and thereby upgrade our bread and butter broadband service to a level that has so far not been done at scale in this country. We just introduced our next generation TV services which we believe will secure our place as the leading TV provider in Sweden in the future. Combined with the continued expansion into the SDU market and the system integration and improvements of Boxer we are setting up the Group to deliver on our financial guidance for this year and securing resilient growth for the future. Meanwhile we will do everything we can to prepare Com Hem for the integration process so that we can hit the ground running as we combine with Tele2 in the second half of 2018.
FINANCIAL GUIDANCE—UNCHANGED
FINANCIAL GUIDANCE FOR THE GROUP—2018 AND MID-TERM
Underlying EBITDA We aim to deliver mid-single digit underlying EBITDA growth for the entire Group annually. We expect growth to be skewed toward the Com Hem Segment in 2018 as we continue necessary efforts to execute on the turnaround of Boxer Capex We expect Capex for the entire Group to be in the range of SEK 1.0-1.1bn annually
Leverage target We aim to maintain our leverage within the interval of 3.5-4.0x underlying EBITDA LTM 4 Interim Report Q1 | January-March 2018

COM HEM

# GROUP FINANCIAL OVERVIEW

| | JAN-MAR/Q1 | | | JAN-DEC |
|---|---|---|---|---|
| **Financial summary, SEKm** | **2018** | **2017** | **Change** | **2017** |
| Revenue | 1,784 | 1,757 | 1.6% | 7,136 |
| Operating expenses | -1,562 | -1,525 | 2.4% | -6,224 |
| Operating profit (EBIT) | 222 | 232 | -4.2% | 912 |
| Net financial income and expenses | -80 | -78 | 2.7% | -319 |
| Income taxes | -32 | -34 | -6.3% | -132 |
| **Net result for the period** | **110** | **120** | **-8.1%** | **461** |

Comparisons between first quarter of 2018 and first quarter of 2017, unless otherwise stated.

**Total revenue**
Total revenue for the Group rose by 1.6% compared to the first quarter in 2017 and amounted to SEK 1,784m. Com Hem Segment revenue grew 4.0%, explained by continued good growth in Com Hem's consumer business which grew by 4.7% driven by both price and volume. Boxer Segment revenue declined by 5.9% explained by continued high churn for DTT customers.

**Operating expenses**
Operating expenses amounted to SEK 1,562m, up 2.4% compared to the first quarter 2017. The increase is explained by higher variable costs within the Com Hem Segment as a result of volume driven revenue growth, partly offset by savings in operating costs within the Boxer Segment.

**Operating profit (EBIT)**
Operating profit for the first quarter declined by 4.2%, or SEK 10m, and amounted to SEK 222m as a result of a higher level of items affecting comparability (SEK 29m higher than in Q1 2017) as well as slightly higher amortisation and depreciation during the first quarter compared to last year.

**Net financial income and expenses**
Net financial income and expenses increased by SEK 2m for the first quarter, mainly due to a higher amount of debt. Average blended interest rate was 2.4% for the first quarter, same as last year.

**Income taxes**
The Group recognised a tax expense of SEK 32m for the quarter, of which SEK 33m is current tax expense and SEK 1m is a net deferred tax income.

The Group's taxable profit has been offset against remaining tax losses carry forwards and at the end of the period the Group had utilized all tax losses carry forwards.

**Net result for the period**
Net result for the quarter decreased compared to the first quarter in 2017 and amounted to SEK 110m, mainly explained by lower operating profit due to higher items affecting comparability compared to last year.

5 Interim Report Q1 | January-March 2018

COM HEM

| Reconciliation between operating profit (EBIT) and underlying EBITDA, SEKm | JAN-MAR/Q1 2018 | 2017 | Change | JAN-DEC 2017 |
|---|---|---|---|---|
| **Operating profit (EBIT)** | **222** | **232** | **-4.2%** | **912** |
| Amortisation & depreciation per function | | | | |
| - Cost of services sold | 235 | 238 | -1.1% | 978 |
| - Selling expenses | 240 | 233 | 3.0% | 945 |
| - Administrative expenses | 5 | 5 | 4.8% | 20 |
| **Total amortisation & depreciation** | **480** | **475** | **1.0%** | **1,943** |
| **EBITDA** | **702** | **707** | **-0.7%** | **2,855** |
| EBITDA margin, % | 39.3 | 40.2 | -0.9 p.p. | 40.0 |
| Disposals | 3 | 3 | 13.2% | 16 |
| Operating currency loss/gains | 1 | -1 | n/m | -7 |
| Items affecting comparability | 32 | 3 | n/m | 62 |
| **Underlying EBITDA** | **738** | **712** | **3.6%** | **2,926** |
| Underlying EBITDA margin, % | 41.3 | 40.5 | 0.8 p.p. | 41.0 |

Comparisons between first quarter of 2018 and first quarter of 2017, unless otherwise stated.

**Underlying EBITDA**
Underlying EBITDA for the Group increased by 3.6% for the first quarter with a 5.2% increase in the Com Hem Segment driven by revenue growth.

**EBITDA**
EBITDA declined by 0.7% for the quarter due to a higher level of items affecting comparability from costs associated to redundancies (SEK 14m) and advisory fees in connection with the merger with Tele2 (SEK 11m).

**Amortisation and depreciation**
Amortisation and depreciation rose by SEK 5m for the quarter, explained by higher amortisation of sales commissions within the Boxer Segment.

| Operating free cash flow, SEKm | JAN-MAR/Q1 2018 | 2017 | Change | JAN-DEC 2017 |
|---|---|---|---|---|
| **Underlying EBITDA** | **738** | **712** | **3.6%** | **2,926** |
| **Capital expenditure**[1] | | | | |
| Network related | -76 | -81 | -5.9% | -398 |
| CPEs and capitalised sales commissions | -142 | -121 | 17.3% | -454 |
| Product- and IT-development | -50 | -52 | -4.3% | -211 |
| Integration of Boxer | -25 | -6 | n/m | -58 |
| Other capex | -7 | -9 | -19.6% | -18 |
| **Total capital expenditure** | **-300** | **-269** | **11.4%** | **-1,138** |
| **Operating free cash flow** | **438** | **443** | **-1.1%** | **1,788** |
| Change in working capital | -37 | -41 | -8.8% | -15 |
| Interest payments | -110 | -52 | 112.1% | -213 |
| Income tax paid | -14 | -31 | -54.3% | -31 |
| **Equity free cash flow** | **276** | **319** | **-13.4%** | **1,528** |

[1] Capital expenditure has been reclassified from the second quarter 2017, for comparison purposes the historically reported numbers have been reclassified.

Comparisons between first quarter of 2018 and first quarter of 2017, unless otherwise stated.

6 Interim Report Q1 | January-March 2018

COM HEM

### Capital expenditure (Capex)

For the quarter, capital expenditure amounted to SEK 300m, corresponding to 16.8% of revenue. The increase compared to the same quarter last year is due to higher investments in TV CPEs and higher Boxer integration capex relating to system migration.

### Operating free cash flow

Operating free cash flow decreased by 1.1% for the quarter due to higher capex compared to last year.

### Equity free cash flow

Equity free cash flow decreased by 13.4% to SEK 276m for the first quarter. The decrease in the quarter is mainly explained by timing of interest payments on notes of SEK 79m, compared to SEK 20m in the same quarter last year, partly offset by less taxes paid.

### Liquidity

At the end of the quarter the Group's total available funds amounted to SEK 1,182m (SEK 1,690m at December 31, 2017), of which cash was SEK 282m (SEK 590m at December 31, 2017) and unutilised credit facilities was SEK 900m (SEK 1,100m at December 31, 2017).

### Net debt

At the end of the quarter the Group's net debt amounted to SEK 10,994m (SEK 10,488m at December 31, 2017). Net debt/ underlying EBITDA LTM was a multiple of 3.7x (3.6x at December 31, 2017), which is in line with the target leverage of 3.5-4.0x.

| | MAR 31 | | DEC 31 |
|---|---|---|---|
| **Net debt, SEKm** | 2018 | 2017 | 2017 |
| **Non-current interest-bearing liabilities** | 10,112 | 10,285 | 10,104 |
| Add back of capitalised borrowing costs | 63 | 91 | 71 |
| **Non-current interest-bearing liabilities, nominal value** | 10,175 | 10,376 | 10,175 |
| Current interest-bearing liabilities | 1,101 | 515 | 903 |
| Cash and cash equivalents | -282 | -265 | -590 |
| **Net debt** | 10,994 | 10,626 | 10,488 |

CREDIT FACILITIES

| March 31, 2018, SEKm | Maturity date | Interest base/coupon | Total credit | Utilised amount | Unutilised amount |
|---|---|---|---|---|---|
| **Bank facilities and commercial papers** | | | | | |
| Facility A | Jun 26, 2019 [1] | Floating | 3,500 | 3,500 | - |
| Revolving credit facility | Jun 26, 2019 [1] | Floating | 2,000 | - | 2,000 |
| Commercial papers | short-term | Fixed | n/a | 1,100 | -1,100 |
| Incremental facilities | Jun 26, 2019 [1] | Floating | 2,675 | 2,675 | - |
| **Bond loans** | | | | | |
| SEK 1,750m 2016/2021 Notes | Jun 23, 2021 | Fixed \| 3.625% | 1,750 | 1,750 | - |
| SEK 2,250m 2016/2022 Notes | Feb 25, 2022 | Fixed \| 3.50% | 2,250 | 2,250 | - |
| **Total** | | | 12,175 | 11,275 | 900 |

[1] See events after the end of the reporting period page 20.

### Financing

At the end of the quarter the Group's total credit facilities, including the two outstanding bonds, amounted to SEK 12,175m.

The Group has, through its wholly owned subsidiary Com Hem Sweden AB (publ), issued commercial papers of SEK 1,100m in total, which is short term funding fully backed up by undrawn amount on the Revolving credit facility.

The average blended interest rate on the credit facilities was 2.4% in the quarter. Com Hem has agreed with its lenders to extend the term of all bank facilities by 18 months, from June 26, 2019, to December 31, 2020, for further information please see events after the end of the reporting period on page 20.

### Loan conditions

The loan facilities with credit institutions are conditional on the Group continually satisfying a predetermined financial key metric (the covenant), which is consolidated net debt in relation to consolidated underlying EBITDA LTM.

In addition, there are provisions and limitations in the loan agreements for the credit facilities with credit institutions and the bond loans regarding further debt gearing, guarantee commitments and pledging, material changes to operating activities, as well as acquisitions and divestments. The conditions were met with a solid margin at the end of the quarter.

7 Interim Report Q1 | January-March 2018

COM HEM

### Significant increase of cash dividend

The 2018 annual general meeting resolved on an increase of the cash dividend from SEK 4.00 per share to SEK 6.00 per share paid out on two occasions, March 28, 2018 and July 5, 2018.

### Share repurchases

The 2017 annual general meeting authorised the Board to, until the next AGM, on one or more occasions resolve on repurchases of own shares to the extent that the holding at any time does not exceed a tenth of the total number of registered shares.

In the quarter Com Hem repurchased 1,469,719 shares for a total amount of SEK 199m. No further share repurchases will be made until closing of the merger with Tele2.

### Share capital and the number of registered shares

As of March 31, 2018 the number of registered shares and votes in Com Hem amounted to 181,770,814, of which 5,007,064 were treasury shares.

In accordance with the resolution at the annual general meeting held in March 2018, Com Hem has in April executed a further reduction of the share capital by way of cancelling 4,300,000 treasury shares, and simultaneously for the purpose of restoring the share capital, executed a bonus issue corresponding to the amount with which the share capital was reduced. The reduction and the increase of the share capital was registered by the Swedish Companies Registration Office on April 11, 2018. Hence, the number of registered shares and votes in Com Hem amounts to 177,470,814, of which 707,064 were treasury shares as of April 17, 2018.

| Share repurchases | No of shares | Average price per share, SEK | SEKm |
|---|---|---|---|
| Year 2015 | 10,531,344 | 73.71 | 776 |
| Year 2016 | 11,788,068 | 75.37 | 888 |
| Year 2017 | 6,976,716 | 110.33 | 770 |
| First quarter 2018 | 1,469,719 | 135.08 | 199 |
| **Total shares repurchased** | **30,765,847** | **85.58** | **2,633** |

| Change in number of shares in 2018 | No. of registered shares | No. of outstanding shares |
|---|---|---|
| December 31, 2017 | 181,770,814 | 178,233,469 |
| Share repurchases first quarter 2018 | - | -1,469,719 |
| **March 31, 2018** | **181,770,814** | **176,763,750** |
| Cancellation treasury shares April 11, 2018 | -4,300,000 | - |
| **April 17, 2018** | **177,470,814** | **176 763 750** |

8 Interim Report Q1 | January-March 2018

COM HEM

# SEGMENT COM HEM

## OVERVIEW PER OPERATING SEGMENT

| | 2016 | 2017 | | | | 2018 |
|---|---|---|---|---|---|---|
| **Operational key metrics**[1] | Q4 | Q1 | Q2 | Q3 | Q4 | Q1 |
| **Addressable footprint, thousands** | **2,265** | **2,324** | **2,382** | **2,457** | **2,628** | **2,688** |
| Unique consumer subscribers, thousands | 945 | 952 | 961 | 972 | 983 | 987 |
| Consumer churn as % of unique consumer subscribers, % | 13.1 | 13.6 | 12.4 | 12.8 | 13.6 | 14.8 |
| **Consumer RGUs thousands** | | | | | | |
| Broadband | 702 | 713 | 724 | 736 | 750 | 757 |
| Digital TV | 644 | 644 | 645 | 651 | 655 | 653 |
| *- of which TiVo customers* | *246* | *251* | *255* | *259* | *264* | *267* |
| Fixed telephony | 282 | 277 | 272 | 269 | 266 | 260 |
| **Total consumer RGUs** | **1,627** | **1,634** | **1,642** | **1,656** | **1,671** | **1,670** |
| **Unique B2B subscribers, thousands** | | | | | | |
| OnNet | 20 | 22 | 22 | 23 | 24 | 24 |
| OffNet | 38 | 33 | 30 | 28 | 25 | 24 |
| **Total unique B2B subscribers** | **58** | **54** | **53** | **51** | **49** | **48** |
| **ARPU, SEK** | | | | | | |
| Consumer | 371 | 368 | 376 | 373 | 373 | 371 |
| B2B | 454 | 448 | 445 | 425 | 463 | 455 |

[1] For the quarter, and on the last date of each quarter.

Comparison between first quarter 2018 and first quarter 2017, unless otherwise stated.

**Addressable footprint**
In the quarter, the Com Hem addressable footprint increased by 60,000 homes to 2,688,000 at the end of the period, of which approximately 1,000,000 are also reached by Boxer. The increase is mainly a result of our expansion into the SDU market where we at the end of March had added some 700,000 addressable households in the Com Hem Segment and an additional approximately 200,000 households unique to Boxer since the start of the expansion programme through the addition of open LANs as well as unbundled Telia fibre.

**Unique consumer subscribers**
The number of unique consumer subscribers continued to increase in the quarter, up 4,000 to 987,000. The increase was a result of growth in broadband subscribers, partly offset against the effect from not renewing a landlord contract including some 2,000 subscribers.

**Consumer churn rate**
The churn rate, expressed as the percentage of consumer subscribers, was 14.8% in the first quarter compared to 13.1% for the full year 2017. The higher churn level in Q1 is mainly due to price adjustments communicated during the quarter.

**Consumer RGUs**
The number of consumer RGUs was 1,670,000 at the end of the first quarter, with a continued increase in broadband RGU's in the quarter offset by declining fixed-telephony RGUs.

The number of broadband RGUs rose by 7,000 in the quarter to an all time high of 757,000. Close to 90% of the entire broadband base do now subscribe to a 100 Mbit/s or higher service resulting in an average speed across the base of 154 Mbit/s, an increase of 9 Mbit/s since last quarter.

The number of digital TV RGUs declined by 1,000 during the quarter to a total of 653,000 RGUs as a consequence of price adjustment activities in the quarter.

During the quarter the number of TiVo customers grew by 3,000 to 267,000, corresponding to 41% of the total digital TV base.

The number of fixed-line telephony RGUs was 260,000, down 6,000 compared with the preceding quarter, which is in line with the underlying trend in the market.

**Consumer ARPU**
Consumer ARPU amounted to SEK 371, a decline of SEK 2 compared to the preceding quarter explained by seasonality effects and the structural decline in the fixed-telephony business.

**Unique B2B subscribers**
The number of unique B2B subscribers was 48,000 at the end of the quarter with a continued growth of the high margin OnNet subscribers by 500, offset by a decline in the legacy OffNet business of 2,000 subscribers.

**B2B ARPU**
B2B ARPU was SEK 455 in the quarter, compared to SEK 463 in the preceding quarter explained by lower variable fees from PSTN telephony OffNet customers.

9 Interim Report Q1 | January-March 2018

COM HEM

# SEGMENT COM HEM

## OVERVIEW PER OPERATING SEGMENT

| | JAN-MAR/Q1 | | | JAN-DEC |
|---|---|---|---|---|
| **Financial summary, SEKm** | 2018 | 2017 | Change | 2017 |
| **Revenue external** | | | | |
| Consumer | 1,093 | 1,044 | 4.7% | 4,287 |
| *- of which Digital TV* | *470* | *466* | *0.8%* | *1,886* |
| *- of which Broadband* | *551* | *494* | *11.5%* | *2,079* |
| *- of which Fixed Telephony* | *44* | *53* | *-17.2%* | *199* |
| Network operator | 212 | 196 | 8.2% | 842 |
| B2B | 66 | 74 | -10.6% | 280 |
| Other revenue | 4 | 8 | -51.7% | 22 |
| **Revenue** | **1,374** | **1,321** | **4.0%** | **5,431** |
| **Underlying EBITDA** | **661** | **629** | **5.2%** | **2,603** |
| Underlying EBITDA margin, % | 48.1 | 47.6 | 0.5 p.p. | 47.9 |
| Total capital expenditure | -244 | -227 | 7.5% | -963 |
| **Operating free cash flow** | **418** | **402** | **3.8%** | **1,640** |

Comparison between first quarter 2018 and first quarter 2017, unless otherwise stated.

**Revenue**
Revenue for the Com Hem Segment rose by 4.0% in the first quarter compared to the same period last year and amounted to SEK 1,374m. The increase is mainly the result of a continued strong growth in consumer services, driven by volume and price, as well as growth in the Network operator services relating to higher revenue from network expansion.

**Consumer Services**
Revenue from consumer services rose by 4.7% to a total of SEK 1,093m for the first quarter. The increase is driven by increased revenue from primarily broadband and to some extent digital TV, partly offset by decreased revenue from fixed telephony.

Revenue from broadband services, which rose by 11.5% for the quarter, is attributable to RGU growth, an improved speed mix and price adjustments implemented in the first quarter.

Revenue from digital TV, which rose by 0.8% for the quarter, is attributable to both volume and price adjustments implemented in the first quarter.

Revenue from fixed telephony decreased by SEK 9m for the quarter. The decrease is mainly explained by a structural decline in fixed telephony.

**Network Operator Services**
Revenue from network operator services increased by 8.2% and amounted to SEK 212m for the first quarter. The increase was attributable to higher revenue from network expansion and growth in communication operator revenue from iTUX. The increase was partly offset by a continued decline in landlord revenue within MDUs due to price pressure.

**Business to Business**
Revenue from B2B services declined by SEK 8m to SEK 66m for the first quarter, which is explained by declining revenue from the lower margin legacy OffNet business. For the quarter, OnNet revenue grew by 25.3% and amounted to SEK 35m, resulting in OnNet revenue now exceeding the low margin Offnet revenue.

**Underlying EBITDA**
Underlying EBITDA rose by 5.2% for the Com Hem Segment reaching SEK 661m and the underlying EBITDA margin was 48.1% for the first quarter. The increase in underlying EBITDA is explained by revenue growth, partly with somewhat lower margin as proportion of revenue with lower gross margin within third party infrastructure increases, as well as savings in operating costs.

**Capital expenditure (Capex)**
For the quarter, capital expenditure amounted to SEK 244m, corresponding to 17.7% of revenue. The increase compared to 2017 is due to more frontloaded investments in 2018 compared to 2017.

**Operating free cash flow**
Operating free cash flow increased by 3.8% reaching SEK 418m in the first quarter. The increase is due to higher underlying EBITDA contribution, partly offset by slightly higher capex compared to last year.

10 Interim Report Q1 | January-March 2018

COM HEM

# SEGMENT BOXER

## OVERVIEW PER OPERATING SEGMENT

| | 2016 | | 2017 | | | 2018 |
|---|---|---|---|---|---|---|
| **Operational key metrics** | **Q4** | **Q1** | **Q2** | **Q3** | **Q4** | **Q1** |
| Unique consumer subscribers, thousands | 495 | 479 | 471 | 463 | 451 | 442 |
| Consumer churn as % of unique consumer subscribers, %[1] | 17.7 | 19.2 | 15.0 | 14.4 | 19.4 | 19.3 |
| Consumer RGUs, thousands | 511 | 498 | 493 | 487 | 480 | 473 |
| *- of which Digital TV* | *493* | *476* | *467* | *456* | *443* | *432* |
| *- of which Broadband* | *11* | *14* | *19* | *23* | *28* | *32* |
| *- of which Fixed Telephony* | *7* | *8* | *8* | *8* | *8* | *9* |
| Average revenue per user (ARPU), SEK | 293 | 297 | 298 | 298 | 301 | 304 |

[1] Consumer churn as % of unique consumer subscribers, % calculated according to Com Hem Segment method from Q1 2017

**Addressable fibre footprint**
Since the beginning of 2017, Boxer's fibre footprint has expanded to include almost all of the Com Hem Segment's current addressable SDU footprint. At the end of the quarter, Boxer had around 1,200,000 addressable fibre households (MDUs and SDUs) out of which about 200,000 SDU households did not overlap with Com Hem's footprint.

**Unique consumer subscribers**
The number of unique consumer subscribers continued to decrease by 9,000 in the first quarter, to a total of 442,000 at the end of the period. The decline is explained by the structural decline within the Digital Terrestrial Television network ("DTT") distribution, which is partly offset against a growing number of broadband and IPTV subscribers as Boxer subscribers get access to fibre broadband.

**Consumer churn rate**
The churn rate, expressed as the percentage of consumer subscribers, was 19.3% in the first quarter. The continued high churn rate in the quarter is due to price adjustments implemented in the beginning of the period.

**Consumer RGUs**
The number of consumer RGUs was 473,000 at the end of the period, a decrease of 7,000 in the first quarter, compared to a decrease of 8,000 in the fourth quarter last year. The decline of 11,000 DTV RGUs in the first quarter was partly offset against an increase of 4,000 broadband RGUs.

**Consumer ARPU**
ARPU was SEK 304 for the first quarter, which is an increase of SEK 3, compared to the preceding quarter, mainly explained by more customers subscribing to two services (broadband and DTV) and price adjustments implemented in the beginning of the period.

| | JAN-MAR/Q1 | | | JAN-DEC |
|---|---|---|---|---|
| **Financial summary, SEKm** | **2018** | **2017** | **Change** | **2017** |
| **Revenue external** | | | | |
| Consumer | 410 | 436 | -5.9% | 1,705 |
| **Revenue** | **410** | **436** | **-5.9%** | **1,705** |
| **Underlying EBITDA** | **76** | **83** | **-8.1%** | **323** |
| Underlying EBITDA margin, % | 18.6 | 19.0 | -0.4 p.p. | 19.0 |
| Total capital expenditure | -56 | -42 | 32.3% | -175 |
| **Operating free cash flow** | **20** | **40** | **-50.5%** | **148** |

**Revenue**
Revenue for the first quarter amounted to SEK 410m, a decrease of SEK 26m compared to the same quarter previous year, explained by a decreasing number of DTV subscribers only partly offset by increasing number of broadband subscribers.

**Underlying EBITDA**
Boxer's underlying EBITDA amounted to SEK 76m for the quarter, a decline of SEK 7m compared to same quarter last year. The decline is due to the revenue loss in DTV which is only partly offset by an increase in broadband revenue and savings in operating costs. In the beginning of 2017, half of the expected synergies of approximately SEK 50m annually relating to integration with Com Hem were realised, with the remaining synergies to be realised in H2 2018 when all IT systems will be fully integrated.

**Capital expenditure (Capex)**
For the quarter, capital expenditure amounted to SEK 56m, of which investments in CPEs and sales commissions amounted to SEK 31m and SEK 25m relating to system integration.

**Operating free cash flow**
Operating free cash flow amounted to SEK 20m in the quarter. Excluding capex relating to system integration, operating free cash flow amounted to SEK 45m.

11 Interim Report Q1 | January-March 2018

CONDENSED CONSOLIDATED INCOME STATEMENT
JAN-MAR / Q1 JAN-DEC
SEKm 2018 2017 2017
Revenue 1,784 1,757 7,136 Cost of services sold -995 -986 -4,039
Gross profit 790 771 3,097
Selling expenses -469 -473 -1,867 Administrative expenses -99 -72 -330 Other operating income and expenses 0 6 11
Operating profit 222 232 912
Financial income and expenses -80 -78 -319
Result after financial items 142 153 593
Income taxes -32 -34 -132
Net result for the period 110 120 461
Average number of outstanding shares, thousands 177,391 184,157 181,215 Basic earnings per share, SEK 0.62 0.65 2.55 Average number of outstanding shares, diluted, thousands 178,712 185,193 182,536 Diluted earnings per share, SEK 0.61 0.65 2.53
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
JAN-MAR / Q1 JAN-DEC
SEKm 2018 2017 2017 Net result for the period 110 120 461 Other comprehensive income
Items that will not be reclassified to net profit or loss
Revaluation of defined-benefit pension obligations -1 10 -4 Tax on items that will not be reclassified to profit or loss 0 -2 1
Other comprehensive income for the period, net of tax -1 8 -3 Total comprehensive income for the period 109 127 458
12 Interim Report Q1 | January-March 2018

COM HEM

# CONDENSED CONSOLIDATED BALANCE SHEET

| SEKm | MAR 31 2018 | MAR 31 2017 | DEC 31 2017 |
|---|---|---|---|
| **ASSETS** | | | |
| **Non-current assets** | | | |
| Intangible assets | 15,841 | 16,583 | 16,014 |
| Property, plant and equipment | 1,481 | 1,536 | 1,493 |
| **Total non-current assets** | **17,321** | **18,120** | **17,508** |
| **Current assets** | | | |
| Other current assets | 493 | 436 | 518 |
| Cash and cash equivalents | 282 | 265 | 590 |
| **Total current assets** | **775** | **701** | **1,108** |
| **TOTAL ASSETS** | **18,096** | **18,821** | **18,616** |
| **EQUITY AND LIABILITIES** | | | |
| **Equity** | **3,231** | **4,676**[1] | **4,380** |
| **Non-current liabilities** | | | |
| Non-current interest-bearing liabilities | 10,112 | 10,285 | 10,104 |
| Other non-current liabilities | 310 | 342 | 325 |
| Deferred tax liabilities | 753 | 651 | 755 |
| **Total non-current liabilities** | **11,175** | **11,279** | **11,185** |
| **Current liabilities** | | | |
| Current interest-bearing liabilities | 1,101 | 515 | 903 |
| Other current liabilities | 2,589 | 2,351[1] | 2,149 |
| **Total current liabilities** | **3,690** | **2,866** | **3,052** |
| **TOTAL EQUITY AND LIABILITIES** | **18,096** | **18,821** | **18,616** |
| Number of outstanding shares, at end of period, thousands | 176,764 | 182,829 | 178,425 |
| Equity per share, SEK | 18 | 26[1] | 25 |

# CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

| SEKm | MAR 31 2018 | MAR 31 2017 | DEC 31 2017 |
|---|---|---|---|
| **Opening equity according to adopted balance sheet** | **4,380** | **5,501** | **5,501** |
| Adjustment on initial application of IFRS 9 | -2 | - | - |
| **Adjusted opening equity as of Jan 1, 2018** | **4,378** | **5,501** | **5,501** |
| **Comprehensive income for the period** | | | |
| Net result for the period | 110 | 120 | 461 |
| Other comprehensive income for the period | -1 | 8 | -3 |
| **Total comprehensive income for the period** | **109** | **127** | **458** |
| **Transactions with the owners** | | | |
| Repurchases of shares | -199 | -229 | -770 |
| Repurchases of warrants | - | - | -94 |
| Dividend | -1,061 | -725[1] | -725 |
| Share-based remuneration | 3 | 1 | 9 |
| **Total transactions with the owners** | **-1,256** | **-952** | **-1,579** |
| **Closing equity** | **3,231** | **4,676** | **4,380** |

[1] Comparative figures as of March 31, 2017 have been adjusted. Approved not paid dividend amounting to SEK 359m has been reclassified from equity to other current liabilities.

13 Interim Report Q1 | January-March 2018

COM HEM

# CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

| SEKm | MAR 31 2018 | MAR 31 2017 | DEC 31 2017 |
|---|---|---|---|
| **Operating activities** | | | |
| Result after financial items | 142 | 153 | 593 |
| Adjustments for non-cash items | 443 | 475 | 2,011 |
| Income taxes paid | -14 | -31 | -31 |
| **Cash flow from operating activities before changes in working capital** | **570** | **597** | **2,572** |
| Change in working capital | -37 | -41 | -15 |
| **Cash flow from operating activities** | **533** | **557** | **2,557** |
| **Investing activities** | | | |
| Acquisition of intangible assets | -140 | -124 | -502 |
| Acquisition of property, plant and equipment | -160 | -145 | -636 |
| Divestment of fixed assets | 0 | 0 | 5 |
| **Cash flow from investing activities** | **-300** | **-269** | **-1,134** |
| **Financing activities** | | | |
| Repurchases of shares | -209 | -221 | -764 |
| Repurchase of warrants | - | - | -94 |
| Dividend | -530 | -366 | -725 |
| Borrowings | 200 | 450 | 3,050 |
| Amortisation of borrowings | -2 | -354 | -2,767 |
| Payment of borrowing costs | - | -1 | -4 |
| **Cash flow from financing activities** | **-541** | **-492** | **-1,303** |
| Net change in cash and cash equivalents | -308 | -205 | 120 |
| Cash and cash equivalents at beginning of period | 590 | 470 | 470 |
| **Cash and cash equivalents at end of period** | **282** | **265** | **590** |

# ADJUSTMENT FOR NON-CASH ITEMS

| SEKm | MAR 31 2018 | MAR 31 2017 | DEC 31 2017 |
|---|---|---|---|
| Depreciation/amortisation | 480 | 475 | 1,943 |
| Unrealised exchange-rate differences | 3 | 0 | 0 |
| Capital gain/loss on sale/disposal of non-current assets | 4 | 3 | 12 |
| Change in capitalised borrowing costs and discounts | 7 | 7 | 31 |
| Change in accrued interest expenses | -43 | 14 | 57 |
| Change in provisions | -11 | -26 | -42 |
| Other profit/loss items not settled with cash | 3 | 1 | 10 |
| **Total** | **443** | **475** | **2,011** |

14 Interim Report Q1 | January-March 2018

COM HEM

# PARENT COMPANY CONDENSED FINANCIAL REPORTS

| INCOME STATEMENT<br>SEKm | MAR 31<br>2018 | MAR 31<br>2017 | DEC 31<br>2017 |
|---|---|---|---|
| Revenue | 0 | 3 | 16 |
| Administrative expenses | -18 | -7 | -44 |
| Other operating income and expenses | 0 | 0 | 0 |
| **Operating profit/loss** | **-18** | **-4** | **-28** |
| Financial income and expenses | 17 | 26 | 262 |
| **Result after financial items** | **-1** | **22** | **234** |
| Income taxes | 0 | 0 | -51 |
| **Net result for the period** | **-1** | **22** | **182** |

| STATEMENT OF COMPREHENSIVE INCOME<br>SEKm | MAR 31<br>2018 | MAR 31<br>2017 | DEC 31<br>2017 |
|---|---|---|---|
| Net result for the period | -1 | 22 | 182 |
| Other comprehensive income | - | - | - |
| **Comprehensive income for the period** | **-1** | **22** | **182** |

| BALANCE SHEET<br>SEKm | MAR 31<br>2018 | MAR 31<br>2017 | DEC 31<br>2017 |
|---|---|---|---|
| **ASSETS** | | | |
| Financial assets | 4,958 | 10,007 | 10,160 |
| Deferred tax assets | 2 | 53 | 1 |
| Current assets | 175 | 5 | 182 |
| Cash and bank balances | 8 | 53 | 13 |
| **TOTAL ASSETS** | **5,143** | **10,118** | **10,356** |
| **EQUITY AND LIABILITIES** | | | |
| Restricted equity | 207 | 209 | 207 |
| Unrestricted equity | 4,125 | 5,839[1] | 5,382 |
| Provisions | 4 | 2 | 4 |
| Non-current liabilities to Group companies | - | 3,428 | 4,470 |
| Current liabilities to Group companies | 260 | 260 | 260 |
| Other current liabilities | 547 | 379[1] | 34 |
| **TOTAL EQUITY AND LIABILITIES** | **5,143** | **10,118** | **10,356** |

[1] Comparative figures as of March 31, 2017 have been adjusted. Approved not paid dividend amounting to SEK 359m has been reclassified from unrestricted equity to other current liabilities.

15 Interim Report Q1 | January-March 2018

OTHER INFORMATION
Com Hem Holding AB (publ) is a Swedish limited liability company (Corp. ID. No. 556858-6613), with its registered office in Stockholm, Sweden. Com Hem’s share is listed on Nasdaq Stockholm, Large Cap.
Accounting policies
The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the EU and described in the Group’s 2017 Annual Report. The Group’s functional currency is the Swedish krona (SEK), which is also the presentation currency of the Group. All amounts have been rounded to the nearest million (SEKm), unless otherwise stated. The interim report for the Group has been prepared in accordance with IAS 34 Interim Financial Reporting and the Annual Accounts Act. Condensed financial statements for the Parent Company have been prepared in accordance with the Annual Accounts Act and RFR 2 Accounting for Legal Entities. Disclosures in accordance with IAS 34.16A are incorporated in the financial statements and its accompanying notes or in other parts of this interim report.
Changes in accounting policies 2018
The Group has adopted IFRS 9 Financial instruments and IFRS 15 Revenue from Contracts with Customers as of January 1, 2018. The effects of the new standards are stated below.
IFRS 9 contains new requirements for the classification and measurement of financial instruments, introducing an impairment model that are based on expected credit losses instead of losses occurred, and changes of principles for hedge accounting with the purpose among other things as simplification and increasing the consistency with the company´s internal risk management strategy. The standard replaces IAS 39 Financial instruments: Recognition and measurement.
The new impairment model will result in earlier recognition of credit losses in connection to collection of mainly account receivables and other receivables. The provision will be made for all receivables (not only the ones that objectively indicate need for impairment) corresponding to credit losses expected to occur within the remaining binding period. IFRS 9 has been prospectively applied from January 1, 2018, and has resulted in an increase of the credit loss allowance of SEK 2m and a corresponding adjustment of equity including tax effect.
IFRS 15 is a comprehensive standard for determining the amount of revenue to be reported and when these revenues are to be reported. IFRS 15 replaces IAS 18 Revenue, IAS 11 Construction Contracts and IFRIC 13 Customer Loyalty Programmes from 2018. The introduction of IFRS 15 has not had any effects on the Group’s financial statements in addition to increased disclosure requirements. See table disaggregation of revenue below. The financial impact amounts to SEK 0.
IFRS 9 and IFRS 15 don’t have any effects on the financial statements of the Parent Company.
New IFRS not yet applied
IFRS 16 Leases will replace the existing IFRSs related to accounting of leases, such as IAS 17 Leases and IFRIC 4 Determining whether an agreement contains a lease. The Group will apply the new standard from January 1, 2019.
IFRS 16 mostly affects lessees and the central effect is that all leasing agreements that today are accounted for as operating lease agreements shall be accounted in a similar way as of financial lease agreements provided that they meet the requirements to be reported as a lease in accordance with IFRS 16. The standard provides a single lessee accounting model for all leases unless the lease term is 12 months or less or the underlying asset has a low value. This means that also for operating leases an asset and liability will have to be recognised, including recognition of depreciation, amortisation and interest, in comparison with today when there is no recognition for a leased asset and related liability, and the rental expense recognized as a straight-line expense. The Group has completed the initial assessment of the potential effects on the financial statements, but has not yet completed the more detailed analysis. The most significant impact identified so far is that the Group will need to report new assets and liabilities for its operational leasing agreements relating to infrastructure, which will effect, among other things, the key ratios EBITDA and capex.
Alternative Performance Measures (APM)
The Group applies the guidelines issued by ESMA (European Securities and Markets Authority) on APMs. An APM is understood as a financial measure of historical or future financial performance, financial position, or cash flows, other than a financial measure defined or specified in the applicable financial reporting framework. APMs presented in these interim financial statements should not be considered as a substitute for measures of performance in accordance with IFRS and may not be comparable to similarly titled measures by other companies. The APMs presented in the interim report have been reconciled to the most directly reconcilable line items in the financial statements and appears in the sections Group financial overview and overview per operating segment.
Adjustments
Certain financial information and other amounts and percentages presented in this report have been rounded and therefore the tables may not tally. The abbreviation “n/m” (“not meaningful”) is used in this report if the information is not relevant and “n/a” (“not available”) is used if the information is not available.
Fair value of financial instruments
The fair value of the Group’s financial assets and liabilities are estimated to be equal to the carrying amounts except for outstanding notes. The carrying amount for the notes amounts to SEK 3,960m and the fair value was SEK 4,135m.
Related parties
For information regarding related parties, see the Group’s Annual report 2017, page 63. There have been no significant transactions during the period, in excess of paid dividend.
Risks and uncertainties
The Group and the Parent Company have identified a number of operational and financial risks. Operational risks include increased competition, changes to laws and regulations, the ability to retain and attract key employees, substitution from fixed to mobile telephony, technological advances, network and IT infrastructure, the ability to retain and attract customers, programme content, risks associated with suppliers, corruption and unethical business practices, environment risks and risks associated with responsible procurement. Financial risks include refinancing, liquidity, credit, interest rate, and currency risks. For a detailed description of the significant risk factors for the Group’s future development, see the Group’s 2017 Annual Report. The Group believes that the risk environment has not materially changed from the description in the 2017 Annual Report.
16 Interim Report Q1 | January-March 2018

COM HEM

**Disaggregation of revenue**

| Revenue by customer category, SEKm | JAN-MAR Q1 2018 Com Hem | JAN-MAR Q1 2018 Boxer | JAN-MAR Q1 2018 The Group | JAN-MAR Q1 2017 Com Hem | JAN-MAR Q1 2017 Boxer | JAN-MAR Q1 2017 The Group |
|---|---|---|---|---|---|---|
| **Revenue external** | | | | | | |
| Consumer | 1,093 | 410 | 1,503 | 1,044 | 436 | 1,480 |
| - *of which Digital TV* | *470* | *389* | *859* | *466* | *426* | *893* |
| - *of which Broadband* | *551* | *20* | *571* | *494* | *9* | *503* |
| - *of which Fixed Telephony* | *44* | *1* | *45* | *53* | *1* | *54* |
| Network operator | 212 | - | 212 | 196 | - | 196 |
| B2B | 66 | - | 66 | 74 | - | 74 |
| Other revenue | 4 | - | 4 | 8 | - | 8 |
| **Revenue** | **1,374** | **410** | **1,784** | **1,321** | **436** | **1,757** |

The Group's revenue from contracts with customers are typically based on subscription-based services for broadband, digital TV and telephony with a binding period of 12-24 months.

Subscription prices and related fees are based on the types of service selected, whether the services are sold as a bundled service or on an individual basis, and the equipment necessary to receive the service. In most cases the Group leases the hardware equipment to the subscriber but certain customer equipment may be purchased either from the company or from third-party retailers. The timing of revenue recognition is primarily over time (monthly subscription fees) and less than 5% of total revenue is recognised at a point in time, which amongst others include up front billing charges as well as hardware sales that are not directly linked to a subscription.

All services are provided to customers in one geographic region, Sweden, and are divided into the two operating segments Com Hem and Boxer.

Revenue are disaggregated by customer category (Consumer, Network operator and B2B) and for the Consumer category also by service offering.

The Com Hem Segment Consumer category comprises broadband, digital TV and fixed-line telephony services to primarily subscribers in MDUs. The Boxer Segment Consumer category comprises digital TV, broadband and fixed-line telephony services to primarily subscribers in SDUs.

The Network operator category includes the operations of Com Hem's landlord business, which charge landlord subscription fees for basic TV services to households connected to the FibreCoax. The Network operator category also include the Group's communication operator iTUX. iTUX mainly, charge a monthly transmission fee to service providers that have active subscribers on the networks where iTUX act as a communication operator on behalf of different landlords and network owners. The Network operator category also includes revenue from landlords and households for connecting properties to new fibre networks.

The B2B category comprises broadband, fixed-line telephony and mobile telephony services mainly to Small (SoHo) and Medium Sized Enterprises (SMEs). The B2B business also includes a set of business services including web hosting, e-mail and security and multi-line telephony services.

Other revenue comprise amongst others of collection fees.

17 Interim Report Q1 | January-March 2018

COM HEM

**Operating segments**

The Group operates in a single market, Sweden and is divided in two operating segments, Com Hem and Boxer. The division is based on the Group's management structure and infrastructure for delivery of services and structure for internal reporting, which is controlled by the Group's CEO, who has been identified as its chief operating decision-maker.

The operating segment Com Hem offers services to consumers (digital TV, broadband and fixed telephony), B2B (broadband and telephony) and landlords (basic TV offering) via FibreCoax, unbundled Telia fibre and LAN. The services to consumers and landlords are mainly delivered to multi-dwelling unit buildings. The B2B services are mainly delivered to Small (SoHo) and Medium Sized Enterprises (SMEs). The infrastructure that is the basis for enabling delivery of services to customers is the same for all services in the operating segment. Expenses for distribution (fibre, ducting, etc.) and for operation and servicing of the services are collective. Customers connect to services through a single point in their home.

The operating segment Boxer offers services (digital TV and broadband) to consumers in the SDU market through the Swedish Digital Terrestrial Television network provided by Teracom as well as open networks.

The operating segment information is based on the same accounting principles as for the Group, IFRS. The pricing of inter company transactions is determined on a commercial basis.

Performances and the business' earnings are evaluated based on a number of established key ratios, of which the principal key ratios in the income statement are total revenue, operating profit/loss (EBIT) and underlying EBITDA (EBITDA before disposals excluding items affecting comparability and operating currency gains/losses).

Operating segment assets comprise of intangible assets, property, plant and equipment, inventories and current receivables. Operating segment liabilities comprise of non-current liabilities and provisions.

Capital expenditure includes intangible assets and property, plant and equipment but excludes the effect of goodwill, intangible assets and property, plant and equipment through acquisitions which are presented separately.

| | JAN-MAR Q1 2018 | | | JAN-MAR Q1 2017 | | | JAN-DEC 2017 | | |
|---|---|---|---|---|---|---|---|---|---|
| SEKm | Com Hem | Boxer | The Group | Com Hem | Boxer | The Group | Com Hem | Boxer | The Group |
| **Revenue external** | 1,374 | 410 | 1,784 | 1,321 | 436 | 1,757 | 5,431 | 1,705 | 7,136 |
| **Operating profit (EBIT)** | 223 | -1 | 222 | 220 | 11 | 232 | 873 | 39 | 912 |
| Net financial income and expenses | | | -80 | | | -78 | | | -319 |
| Income taxes | | | -32 | | | -34 | | | -132 |
| **Net result for the period** | | | 110 | | | 120 | | | 461 |
| | | | | | | | | | |
| **Operating profit (EBIT)** | 223 | -1 | 222 | 220 | 11 | 232 | 873 | 39 | 912 |
| Amortisation & depreciation | 410 | 70 | 480 | 410 | 66 | 475 | 1,665 | 277 | 1,943 |
| Disposals | -0 | 3 | 3 | 1 | 2 | 3 | 14 | 2 | 16 |
| Operating currency loss/gains | 0 | 1 | 1 | -2 | 0 | -1 | -8 | 1 | -7 |
| Items affecting comparability | 29 | 3 | 32 | -1 | 4 | 3 | 58 | 4 | 62 |
| **Underlying EBITDA** | 661 | 76 | 738 | 629 | 83 | 712 | 2,603 | 323 | 2,926 |
| **CAPEX** | -244 | -56 | -300 | -227 | -42 | -269 | -963 | -175 | -1,138 |
| **Operating free cash flow** | 418 | 20 | 438 | 402 | 40 | 443 | 1,640 | 148 | 1,788 |

| | MAR 31, 2018 | | | | MAR 31, 2017 | | | |
|---|---|---|---|---|---|---|---|---|
| SEKm | Com Hem | Boxer | Eliminations | The Group | Com Hem | Boxer | Eliminations | The Group |
| **Operating segment assets** | 15,837 | 1,992 | -15 | 17,814 | 16,411 | 2,148 | -3 | 18,556 |
| *-of which goodwill* | *10,899* | *421* | - | 11,321 | *10,899* | *421* | - | 11,321 |
| *-of which customer relationships* | *1,792* | *1,213* | - | 3,005 | *2,380* | *1,356* | - | 3,736 |
| Other unallocated assets | | | | 282 | | | | 265 |
| **Total assets** | | | | 18,096 | | | | 18,821 |
| Operating segment liabilities | 2,767 | 824 | -15 | 3,576 | 1,985 | 928 | -3 | 2,910 |
| Other unallocated liabilities | | | | 11,290 | | | | 11,234[1] |
| **Total liabilities** | | | | 14,865 | | | | 14,145 |

[1]Comparative figures as of March 31, 2017 have been adjusted. Approved not paid dividend amounting to SEK 359m has been reclassified from equity to other current liabilities.

18 Interim Report Q1 | January-March 2018

COM HEM

**Business Combinations**
No business combinations have occurred during 2017 or 2018.

**Changes in share capital and share repurchases**
At the Annual General Meeting on March 23, 2017 the Board of Directors was given the mandate to until the end of the next Annual General Meeting, on one or more occasions, resolve on buy backs of shares to such extent that the Company's holding at any time does not exceed a tenth of the total number of shares in the Company. The buy backs were carried out in accordance with the Market Abuse Regulation (EU) No 596/2014 ("MAR") and the Commission Delegated Regulation (EU) 2016/1052 (the "Safe Harbour Regulation"). The buy backs were managed by credit institutions that made their trading decisions regarding Com Hem's shares independently of, and without influence by, Com Hem with regard to the timing of the repurchases.

| Change in no. of shares | Total no. of shares |
|---|---|
| **No. of registered shares, December 31, 2017** | **181,770,814** |
| Repurchased shares held by Com Hem | -3,537,345 |
| **No. of outstanding shares, December 31, 2017** | **178,233,469** |
| Repurchased shares in Q1 held by Com Hem | -1,469,719 |
| **Total no. of outstanding shares, March 31, 2018** | **176,763,750** |

**Incentive programmes**
The Group has a warrant programme established for executive management, key employees and Board members. The programme comprise a total of 2,474,546 issued and paid warrants and have a maturity to June 2018.

The Group also has three long-term share-saving incentive programmes "LTIP 2015", "LTIP 2016" and "LTIP 2017". LTIP 2015 comprising 151,469 shares, LTIP 2016 comprising 218,469 shares and LTIP 2017 comprising 210,139 shares. For more information regarding LTIP and the warrant programme see the Group's Annual Report 2017.

**Largest shareholders**
Com Hem Holding AB (publ) has two shareholders holding more than 10% of the number of outstanding shares and votes at the end of the period. Kinnevik through its subsidiary Kinnevik Sweden Holding AB is the Company's single largest shareholder controlling 19.2% of the outstanding shares and votes as of March 31, 2018. MFS Investment Management is the second largest shareholder controlling 12.3% of the outstanding shares and votes as of March 31, 2018. Com Hem Holding AB (publ) had a total of 3,270 shareholders as of March 31, 2018.

| As of March 31, 2018 | No. of shares | Capital/ votes, %[1] |
|---|---|---|
| Kinnevik Sweden Holding AB | 33,911,671 | 19.2 |
| MFS Investment Management | 21,810,378 | 12.3 |
| Capital Group | 14,281,000 | 8.1 |
| Norges Bank | 11,966,428 | 6.8 |
| Adelphi Capital LLP | 8,576,817 | 4.9 |
| Vanguard | 4,310,875 | 2.4 |
| BNP Paribas Investment Partners | 4,300,676 | 2.4 |
| Tower House Partners LLP | 3,550,000 | 2.0 |
| Putnam | 2,765,856 | 1.6 |
| T. Rowe Price | 2,459,713 | 1.4 |
| **Total 10 largest shareholders** | **107,933,414** | **61.1** |
| Other shareholders | 68,830,336 | 38.9 |
| **Total no. of outstanding shares** | **176,763,750** | **100.0** |

Source: CMi2i/Holdings/Euroclear as of March 31, 2018.

[1] The participating interest has been adjusted for the Parent Company's holdings of treasury shares. The ten largest public shareholders are listed above. Holdings with depositories are reported as "other shareholders" unless verified.

19 Interim Report Q1 | January-March 2018

Events after the end of the reporting period
Com Hem has agreed with its lenders to extend the term of all bank facilities under the senior facilities agreement, amounting to in total SEK 8,175m, by 18 months, thereby extending the maturity date of such bank facilities from June 26, 2019 to December 31, 2020. All other terms and conditions of the loans remain unchanged. The extension was signed on April 12.
Auditor’s report
This interim report has not been reviewed by the company’s auditors.
Stockholm April 17, 2018
Com Hem Holding AB (publ)
Anders Nilsson
Chief Executive Officer
Disclosure
This information is information that Com Hem Holding AB (publ) is obliged to make public pursuant to the EU Market Abuse Regulation and the Securities Markets Act. The information was submitted for publication, through the agency of the contact person set out below at 7.30 a.m. CET April 17, 2018.
Fredrik Hallstan, Head of PR
20 Interim Report Q1 | January-March 2018

INDUSTRY TERMS
Addressable households Number of households connected to our FibreCoax and FibreLAN networks, third party open networks, and connected and/or passed by fibre in networks unbundled by the Group.
ARPU Average monthly revenue per user for the referenced period. ARPU is calculated by dividing the monthly revenue for the respective period by the average number of unique consumer subscribers for that period. The average number of unique consumer subscribers is calculated as the number of unique consumer subscribers on the first day in the respective period plus the number of unique consumer subscribers on the last day of the respective period, divided by two.
Churn The voluntary or involuntary discontinuance of services by a subscriber. From Q4 2016 cancellations are excluded.
RGUs Revenue generating units, which refer to each subscriber receiving basic or digital TV, broadband or telephony services from Com Hem, Boxer or Phonera. A customer who has all three services is counted as three RGUs but one unique subscriber.
SME Small and medium enterprises. Refers to offices with
10-99 employees.
SoHo Single office/Home office. Refers to offices with 1-9 employees.
Unique consumer subscribers Unique consumer subscribers represent the number of individual end-users who have subscribed for one or more of the Com Hem Group’s digital services (digital TV, broadband and fixed telephony). Com Hem refers to the end-users receiving services directly through our own, third-party or unbundled networks as unique subscribers, even if the billing relationship for that end-user is with the end-user’s landlord or housing association.
21 Interim Report Q1 | January-March 2018

FINANCIAL KEY METRICS AND ALTERNATIVE PERFORMANCE MEASURES (APM)
IFRS-MEASURE
Earnings per share Net result for the period attributable to owners of the Parent Company divided by the average number of shares outstanding.
ALTERNATIVE PERFORMANCE MEASURES
An alternative performance measure is understood as a financial measure other than a financial measure defined or specified in the applicable financial reporting framework. The alternative performance measures presented are a complement to financial measures defined in IFRS and are used by management to evaluate ongoing operations and control activities. Alternative performance measures presented in these interim financial statements should not be considered as a substitute for measures of performance in accordance with IFRS and may not be comparable to similarly titled measures by other companies. For more information regarding the purpose with presented APMs please visit http://www.comhemgroup.se/en/investors/definitions/.
Capital expenditure (Capex) Capital expenditure in intangible assets and property, plant and equipment, including capital expenditure financed by leasing.
EBITDA EBIT excluding amortisation and depreciation. EBITDA-marginal EBITDA as a percentage of revenue. Equity/assets ratio Equity as a percentage of total assets.
Equity free cash flow Underlying EBITDA less Capex, interest on bank debt, commercial papers and notes, taxes and change in net working capital.
Equity per share Equity divided by the total number of outstanding shares.
OTHER MEASURES
Consumer ARPU Consumer ARPU is calculated by dividing all digital TV, broadband, fixed telephony and other revenue that can be allocated to each consumer service for the period in question, by the average number of total unique consumer subscribers for the respective period, and further by the number of months in the period. The average number of subscribers is calculated as the number of unique consumer subscribers on the first day in the respective period plus the number of unique consumer subscribers on the last day of the respective period, divided by two.
Items affecting comparability Items of temporary nature such as staff costs related to restructuring and transaction costs related to acquisitions.
Net debt Interest-bearing liabilities, excluding borrowing costs, less cash and cash equivalents.
Net debt/Underlying EBITDA Net debt at the end of the period indicated divided by underlying EBITDA LTM.
Operating free cash flow (OFCF) Underlying EBITDA less capital expenditure.
Operating profit (EBIT) Revenue less operating expenses.
Underlying EBITDA EBITDA before disposals excluding items affecting comparability and operating currency gains/losses.
Underlying EBITDA margin Underlying EBITDA as a percentage of revenue.
B2B ARPU B2B ARPU is calculated by dividing all broadband, fixed telephony and other revenue that can be allocated to each B2B service for the period in question, by the average number of total unique B2B subscribers for the respective period, and further by the number of months in the period. The average number of subscribers is calculated as the number of B2B subscribers on the first day in the respective period plus the number of unique B2B subscribers on the last day of the respective period, divided by two.
22 Interim Report Q1 | January-March 2018

COM HEM

# THE GROUP'S FINANCIAL KEY METRICS AND ALTERNATIVE PERFORMANCE MEASURES PER QUARTER

| | 2016 | | | 2017 | | | | 2018 |
|---|---|---|---|---|---|---|---|---|
| Group | Q2 | Q3 | Q4 | Q1 | Q2 | Q3 | Q4 | Q1 |
| Revenue, SEKm | 1,300 | 1,309 | 1,780 | 1,757 | 1,794 | 1,780 | 1,805 | 1,784 |
| Operating profit (EBIT), SEKm | 192 | 227 | 228 | 232 | 222 | 255 | 203 | 222 |
| Operating margin (EBIT margin), % | 14.7 | 17.4 | 12.8 | 13.2 | 12.4 | 14.3 | 11.2 | 12.4 |
| EBITDA, SEKm | 589 | 629 | 701 | 707 | 707 | 747 | 693 | 702 |
| EBITDA margin, % | 45.3 | 48.0 | 39.4 | 40.2 | 39.4 | 42.0 | 38.4 | 39.3 |
| Underlying EBITDA, SEKm | 607 | 642 | 696 | 712 | 730 | 762 | 722 | 738 |
| Underlying EBITDA margin, % | 46.7 | 49.0 | 39.1 | 40.5 | 40.7 | 42.8 | 40.0 | 41.3 |
| Capex, SEKm | 198 | 180 | 305 | 269 | 311 | 238 | 320 | 300 |
| Capex as % of revenue | 15.2 | 13.8 | 17.2 | 15.3 | 17.4 | 13.4 | 17.7 | 16.8 |
| Cash flow from operating activities | 554 | 580 | 565 | 557 | 478 | 868 | 654 | 533 |
| Operating free cash flow, SEKm | 409 | 461 | 390 | 443 | 419 | 524 | 402 | 438 |
| Equity/assets ratio, % | 34 | 29 | 29 | 25[3] | 24[3] | 24 | 24 | 18 |
| Net debt at end of period, SEKm | 9,026 | 10,292 | 10,326 | 10,626 | 10,742 | 10,719 | 10,488 | 10,994 |
| Net debt/underlying EBITDA LTM, multiple[1] | 3.8x | 3.7x | 3.7x | 3.7x | 3.7x | 3.7x | 3.6x | 3.7x |
| Earnings per share, SEK | 0.43 | 0.56 | 0.18 | 0.65 | 0.61 | 0.75 | 0.54 | 0.62 |
| Equity per share, SEK | 31 | 30 | 30 | 26[3] | 25[3] | 25 | 25 | 18 |

[1] See page 22 for definitions of financial key metrics and Alternative Performance Measures (APM).
[2] Boxer is consolidated from September 30, 2016 affecting comparables with previous periods.
[3] Comparative figures as of March 31, 2017 and June 30, 2017 have been adjusted. Approved not paid dividend amounting to SEK 359m has been reclassified from equity to other current liabilities.

## OTHER INFORMATION

**For further information, contact:**
Marcus Lindberg, Head of Investor Relations
Phone: +46 734 39 25 40
E-mail: marcus.lindberg@comhem.com

**Financial information**
All financial information is published on www.comhemgroup.com directly after release.

You are welcome to subscribe to our press releases and financial statements via e-mail. Subscribe here: http://www.comhemgroup.se/en/investors/subscribe/

**Webcast teleconference**
Com Hem will present the first quarter results for analysts and investors via a webcast teleconference in English on Tuesday, April 17, 2018 at 10:00 a.m CET.

To participate, use the following link:
https://comhemgroup.videosync.fi/2018-04-17_q1

**Alternatively, use one of the following dial-in numbers:**

| | |
|---|---|
| Sweden: | +46 (0)8 503 36 434 |
| UK: | +44 (0) 1452 555 566 |
| US: | +1 631 510 7498 |

**Financial calendar**

| | |
|---|---|
| Interim Report January-June 2018 | July 11, 2018 |
| Interim Report January-September 2018 | October 16, 2018 |

COM HEM

Com Hem Holding AB (publ)
Corp. ID. No. 556858-6613
Registered office: Stockholm
www.comhemgroup.com

23 Interim Report Q1 | January-March 2018

IMPORTANT INFORMATION
The information included in this document is provided for informational purposes only and is neither an offer to sell nor a solicitation of an offer to buy shares of Com Hem Holding AB (publ) (“COM HEM”) or Tele2 AB (publ) (“Tele2”). Tele2 is expected to file a registration statement on Form F-4 with the Securities and Exchange Commission (the “SEC”) in connection with the planned merger of COM HEM into Tele2 (“Transaction”). Tele2 is expected to mail a merger document, which is part of the registration statement on Form F-4, to security holders of COM HEM in connection with the transaction. This information is not a substitute for the registration statement, merger document or any other offering materials or other documents that Tele2 plans to file with the SEC or send to security holders of COM HEM in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF COM HEM ARE URGED TO READ THE REGISTRATION STATEMENT AND THE MERGER DOCUMENT CAREFULLY WHEN IT BECOMES AVAILABLE. THE REGISTRATION STATEMENT AND THE MERGER DOCUMENT CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION INCLUDING CERTAIN RISKS RELATED TO THE TRANSACTION AND SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TRANSACTION. When the registration statement and merger document become available, investors and security holders will be able to obtain free copies of it through the website maintained by the SEC at www.sec.gov. Free copies of the merger document may also be obtained from COM HEM, by directing a request to Mr. Marcus Lindberg, Head of Investor Relations, e-mail: marcus.lindberg@comhem.com, phone: +46 734 39 25 40 or from Tele2, by directing such request to Mr. Erik Strandin Pers, Head of Investor Relations, e-mail: erik.pers@tele2.com, phone: +46 733 41 41
88.
In addition to the registration statement and merger document, COM HEM and Tele2 file annual, quarterly and special reports and other information with the Swedish Financial Supervisory Authority. You may read and copy any reports, statements or other information filed by COM HEM or Tele2 at: http://www.comhemgroup.se/en/investors/ and http://www.tele2.com/investors/, respectively.
FORWARD LOOKING STATEMENTS
The information in this document may contain forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of each respective company or the combined company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements. Although the management of COM HEM believes that the expectations reflected in any forward-looking statements are reasonable based on information currently available to them, no assurance is given that such forward-looking statements will prove to have been correct. You should not place undue reliance on forward-looking statements. They speak only as at the date thereof and COM HEM undertakes no obligation to update any forward-looking statements. Past performance of COM HEM or Tele2 does not guarantee or predict future performance of the combined company. Moreover, COM HEM, Tele2 and their respective affiliates and their respective officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation. Additionally, there can be no certainty that the Transaction will be completed in the manner and timeframe described in this document, or at all.
NO SOLICITATION
This communication does not constitute notice to an extraordinary general meeting or a merger document, nor shall it constitute an offer to sell or the solicitation or invitation of any offer to buy, acquire or subscribe for, any securities or an inducement to enter into investment activity, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.